EXHIBIT 16.1


                     [LETTERHEAD OF MANTYLA MCREYNOLDS LLC]

February 17, 2005


Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC


Dear Sir/Madam:

We have read the statements included under Item 4 in the Form 8-K dated February 17, 2005, of Donar Enterprises, Inc., to be filed with the Securities and Exchange Commission and are in agreement with the statements contained therein insofar as they relate our audit for the year ended December 31, 2003, and our reviews of interim financial statements. We are not in a position to agree or disagree with the statements in Item 4 regarding the engagement of S.W. Hatfield, CPA or the approval of such engagement by the Board of Directors.

Very truly yours,



Mantyla McReynolds